Exhibit 99(a)(5)(k)

MANAGEMENT PROJECTION 2010 — 2012

PROJECT Saturn

Sauer-Danfoss Inc. and Subsidiaries (the Company)

The Management Projection 2010 — 2012, the February and April Update of the management projection as well as other material provided, contain certain statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. All statements regarding future performance, growth, sales and earnings projections, conditions or developments are forward-looking statements. Words such as “anticipates,” “in the opinion,” “believes,” “intends,” “expects,” “may,” “will,” “should,” “could,” “plans,” “forecasts,” “estimates,” “predicts,” “projects,” “potential,” “continue,” and similar expressions may be intended to identify forward-looking statements.

Actual future results may differ materially from those described in the forward-looking statements due to a variety of factors. Readers should bear in mind that past experience may not be a good guide to anticipating actual future results. The economies in the U.S., Europe, and Asia-Pacific continue to suffer from the global recession and credit crisis, continued weakness in the housing and residential construction markets, weakness in the commercial and public-sector construction markets, mounting job losses, and uncertainty surrounding the effects of government fiscal stimulus plans, interest rates, and crude oil prices. Although the U.S. economy is showing signs of improvement, it appears that the worldwide economic recession will continue throughout 2010. A prolonged downturn in the Company’s business segments could adversely affect the Company’s revenues and results of operations. Other factors affecting forward-looking statements include, but are not limited to, the following: specific economic conditions in the agriculture, construction, road building, turf care, material handling and specialty vehicle markets and the impact of such conditions on the Company’s customers in such markets; the cyclical nature of some of the Company’s businesses; the ability of the Company to win new programs and maintain existing programs with its original equipment manufacturer (OEM) customers; the highly competitive nature of the markets for the Company’s products as well as pricing pressures that may result from such competitive conditions; the continued operation and viability of the Company’s significant customers; the Company’s execution of internal performance plans; difficulties or delays in manufacturing; the effectiveness of the Company’s cost-reduction and productivity improvement efforts; competing technologies and difficulties entering new markets, both domestic and foreign; changes in the Company’s product mix; future levels of indebtedness and capital spending; the ability and willingness of Danfoss A/S, the Company’s majority stockholder, to lend money to the Company at sufficient levels and on terms favorable enough to enable the Company to meet its capital needs; the Company’s ability to access the capital markets or traditional credit sources to supplement or replace the Company’s borrowings from Danfoss A/S if the need should arise; the Company’s ability over time to reduce the relative level of debt compared to equity on its balance sheet; claims, including, without limitation, warranty claims, field recall claims, product liability claims, charges or dispute resolutions; ability of suppliers to provide materials as needed and the Company’s ability to recover any price increases for materials in product pricing; the Company’s ability to attract and retain key technical and other personnel; labor relations; the failure of customers to make timely payment, especially in light of the current credit crisis; any inadequacy of the Company’s intellectual property protection or the potential for third-party claims of infringement; global economic factors, including currency exchange rates; credit market disruptions and significant changes in capital market liquidity and funding costs affecting the Company and its customers; general economic conditions, including interest rates, the rate of inflation, and commercial and consumer confidence; energy prices; the impact of new or changed tax and other legislation and regulations in jurisdictions in which the Company and its affiliates operate; actions by the U.S. Federal Reserve Board and the central banks of other nations; actions by other regulatory agencies, including those taken in response to the global credit crisis; actions by rating agencies; changes in accounting standards; worldwide political stability; the effects of terrorist activities and resulting political or economic instability; natural catastrophes; U.S. military action overseas; and the effect of acquisitions, divestitures, restructurings, product withdrawals, and other unusual events.

The management projection was prepared in short time between January 6th, 2010 and January 12th, 2010 on request of the chairman of the special committee of the Board of Directors of Sauer-Danfoss. It is built on information available from prior discussions amongst others in Project Caravan. But some information had to be added on short notice. Whereas the projection reflects management opinion based on the data available, the Company cautions the reader that this short time span may also lead to individual assumptions needing further review or revision. The forecast 2009 used in the Management Projection is different from the latest Forecast provided. These differences are not material for the projection.

The management projection was revised between February 22nd and March 1st, 2010 based on new information received from customers and competitors as well the increased order entry experienced in January.

The management projection was revised on April 18th based on the stronger than forecasted results of the 1st quarter 2010 and continued strong order entry in February and March.

The Company cautions the reader that this list of cautionary statements and risk factors is not exhaustive. The Company expressly disclaims any obligation or undertaking to release publicly any updates or changes to these forward-looking statements to reflect future events or circumstances; provided, however, that all safe harbor provisions of this disclaimer do not apply to any forward-looking statements made by the Company in connection with the offer by Danfoss Acquisition, Inc. a Delaware corporation and a wholly owned subsidiary of Danfoss A/S, a corporation organized under the laws of Denmark, to purchase all outstanding shares of common stock, par value $0.01 per share, of Sauer Danfoss Inc., a Delaware corporation, not owned by Danfoss A/S and its subsidiaries at $14.00 per share, net to the seller in cash, without interest and less applicable withholding taxes. The foregoing risks and uncertainties are further described in Item1A (Risk Factors) in the Company’s latest annual report on Form 10-K filed with the SEC, which should be reviewed in considering the forward-looking statements contained in this management projection.

Project Saturn

Summary Management Forecast: Sauer-Danfoss Consolidated

Revision of 2010 Projection Based on April Forecast

($ in millions)

Key Assumptions

Sales	•

Sales growth projection for 2010 increased from 16% (range 10-20%) in February to 21% (range 15-25%) in April based on strong order intake and management review on April 18th. No new information available that would suggest a change to the outlook for 2012. Management rationalised the sales for 2011 based on 2010 and 2012.

Gross Profit	•

Based on the strong contribution in the first quarter of 2010 Management has increased the forecast for contribution for 2010 from 39.1% in February to 40.9% in April. The increased contribution margin in 2011 and 2012 reflects expected producctivity gains and procurement savings starting from a higher baseline. Based on the first quarter the management now sees slightly lower fixed cost in 2010, but kept the forecast for 2011 and 2012.

EBIT	•

The forecasted operating costs for 2010 increased due to higher tender offer cost and higher STIP and LTIP accruals due to the improved results. We have adjusted the forecast for operating cost for 2011 and 2012 so they do not outpace revenue growth.

CapEx	•	The assumptions for capex are unchanged.

NWC	•	The 2010 forecast for NWC has been lowered based on the result of the first quarter. The target for 2012 is unchanged.

	2006	2007	2008	2009	April 2010	April 2011	April 2012	February 2010	February 2011	February 2012	January 2010	January 2011	January 2012

Total Sales	1,739.0	1,972.5	2,090.5	1,159.0	1,400.0	1,470.0	1,554.8	1,340.0	1,433.8	1,554.8	1,250.0	1,372.5	1,554.8
Sales growth		13%	6%	-45%	21%	5%	6%	16%	7%	8%	8%	10%	13%
Contribution	658.5	705.2	755.8	401.6	572.2	605.6	645.2	524.4	564.9	620.4	482.7	540.2	620.3
% of Sales	37.9%	35.8%	36.2%	34.7%	40.9%	41.2%	41.5%	39.1%	39.4%	39.9%	38.6%	39.4%	39.9%

Fixed Costs	248.8	267.8	309.0	249.0	212.8	217.6	225.8	216.8	217.6	225.8	218.6	217.6	225.8
% of Sales	14.3%	13.6%	14.8%	21.5%	15.2%	14.8%	14.5%	16.2%	15.2%	14.5%	17.5%	15.9%	14.5%

Gross Profit	409.7	437.4	446.8	152.6	359.4	388.0	419.4	307.6	347.3	394.6	264.1	322.6	394.5
% of Sales	23.6%	22.2%	21.4%	13.2%	25.7%	26.4%	27.0%	23.0%	24.2%	25.4%	21.1%	23.5%	25.4%

Sales & Marketing	86.9	97.1	109.6	82.1	80.0	83.4	88.1	80.0	83.4	88.1	78.3	83.4	88.1
Research & Development	61.8	70.6	83.0	61.4	56.0	58.3	63.4	56.0	58.3	63.4	54.0	58.3	63.4
General & Administration	127.8	136.7	143.8	104.2	119.4	122.4	126.0	115.9	129.6	135.2	113.0	129.6	135.2
Total Operating Costs	276.5	304.4	336.4	247.7	255.4	264.1	277.5	251.9	271.3	286.7	245.3	271.3	286.8
% of Sales	15.9%	15.4%	16.1%	21.4%	18.2%	18.0%	17.8%	18.8%	18.9%	18.4%	19.6%	19.8%	18.4%

EBIT (Excl. Other, Restr., Risk Adj.)	133.2	133.0	110.4	-95.1	104.0	123.9	141.9	55.7	76.0	107.9	18.8	51.3	107.8
% of Sales	7.7%	6.7%	5.3%	-8.2%	7.4%	8.4%	9.1%	4.2%	5.3%	6.9%	1.5%	3.7%	6.9%
Depreciation	93.0	100.1	110.9	115.3	101.6	95.6	93.9	103.0	95.6	93.9	103.0	95.6	93.9

EBITDA	226.2	233.1	221.3	20.2	205.6	219.5	235.8	158.7	171.6	201.8	121.8	146.9	201.7
% of Sales	13.0%	11.8%	10.6%	1.7%	14.7%	14.9%	15.2%	11.8%	12.0%	13.0%	9.7%	10.7%	13.0%

CapEx	116.2	135.2	198.4	43.0	30.0	44.1	47.0	29.9	40.9	47.0	30.3	40.9	47.0
	6.7%	6.9%	9.5%	3.7%	2.1%	3.0%	3.0%	2.2%	2.9%	3.0%	2.4%	3.0%	3.0%
Net Working Capital	390.1	469.5	417.0	231.8	252.0	258.7	269.0	260.0	262.4	269.0	242.5	250.9	269.4
	22.4%	23.8%	19.9%	20.0%	18.0%	17.6%	17.3%	19.4%	18.3%	17.3%	19.4%	18.3%	17.3%
Memo:
Pre-Tax Restructuring Costs	15.4	9.8	15.1	58.8	5.0	0.0	0.0	6.3	0.0	0.0	5.9	0.0	0.0
Loss on Sale of Business	0.0	9.0	8.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other Income (Expense)	-7.3	-4.0	-59.5	-53.1	1.7	0.0	0.0	0.2	0.0	0.0	-0.1	0.0	0.0
Potential Restructuring Cost						6.0	6.0		6.0	6.0		6.0	6.0
Potential Restructuring Benefits							3.0			3.0			3.0

China aspirations	Management is starting a project to accelerate growth in China, including a potential greenfield site, and no costs or benefits of this project are included in this projection.